Filed by NextGen Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vieco USA, Inc.

Commission File No. 001-40267

The following is a transcript of a fireside chat between Dan Hart, the Chief Executive Officer of Virgin Orbit, and Water Tower Research LLC, held on December 20, 2021, which was made available via webcast.

John Roy, Water Tower Research, LLC (“WTR”)

Well, good morning investors. I’m John Roy, Managing Director here at Water Tower Research and I’m very pleased to have Dan Hart, the CEO of Virgin Orbit here today to discuss the company and its opportunities.

But before we begin today’s call, I’d like to remind everyone that the company may make forward looking statements under the federal securities laws including with respect to the prospectus business combination and between NextGen Acquisition Corp. II and by Eco USA Incorporated, as well as other further events concerning Virgin Orbits’ business or Virgin Orbits’ financial outlook.

Any forward-looking statements are based on Virgin Orbits’ historical performance, as well as party’s current plans, estimates and expectations. Inclusion of such forward-looking information should not be regarded as a representation by any of those parties that forward -- that future plans, excuse me, estimates or expectations will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions as detailed in the definitive proxy statement and perspectives filed by NextGen with the SEC in connection with the proposed transaction, including the section entitled risk factors, risks and uncertainties described in the risk factors section of NextGen’s registration statement on Form S-1, file number 333-253848 as well as other filings NextGen makes with the SEC.

Actual results or performance may differ materially from those indicated by such forward-looking statements. And except as required by law, the parties undertaking no responsibility to update such forward-looking statements to reflect events or circumstances after the date on which a statement was made or to reflect the occurrence of unanticipated events. Neither Virgin Orbit nor NextGen gives any assurances that either Virgin Orbit or NextGen or the combined company will achieve these expectations.

Okay, Dan, with that, how about a quick overview of Virgin Orbit?

Dan Hart, Virgin Orbit

My pleasure and it’s great to be with everybody this morning. So let me start off by just commenting on the market quickly. I think anybody who’s following the space market has seen the fact that we’re going through a transformation right now. And that has been fed by a technology infusion that has allowed satellites to get much smaller and much less expensive. At basically the same technology that is allowing smartphones these days to run our lives, is fueling the capability of satellites. So satellites that used to need to be the size of a small school bus can now be the size of a microwave or a washing machine and that is allowing a huge amount of applications in space and a huge array of space companies popping up across the globe and I’ll touch on those.

The space economy which is globally about a $400 billion economy is forecasted to grow to 1.2 trillion or more by 2040, so a huge amount of growth, huge amount of expansion. One of the things that’s needed for that is launch. And I’m going to talk in the next charts about the technology, the disruption that Virgin Orbit is bringing to the market, and how we’re different from the competition.

And so if I can go to the slides and I’ll start with my first slide, air launch sets us apart and I think pictorially you can see the difference here. So we have brought a new technology, which is liquid air launch, it’s a liquid rocket that is carried up under the wing of a 747 aircraft. You can see that in the picture. We fly to 35,000 feet, we release our rocket, the rocket autonomously then takes the satellites to space. We have moved into commercial operations. We did so this year and so unlike many of the people who are vying to get into space launch these days, we have actually demonstrated our technology. We’re proven we’ve put up nearly 20 satellites into orbit so far this year for NASA, for the DoD, for commercial companies, as well as for the international market.

And you can see in the pictures, you know, there are other companies doing space launch, they’re all approaching it with it in the same manner that we approached it 60 years ago in the 1960s, ground launch rockets, trying to simplify their launch pads, launching small satellites. That’s what Delta and Atlas did in 1960 and 1962. We approached space launch from the very physics of flight, and I’ll talk to you about why that makes a difference.

So on the next chart, you can see what the differentiators are. I want to pop on my glasses here. And so you know, carrying the rocket to 35,000 feet, getting the better part of [inaudible] [0:05:27] and velocity and two thirds of the way through the atmosphere before the rocket has to do any work at all simplifies the job of the rocket, simplifies the design of the rocket, and drives to a more reliable and more affordable rocket. And so, you know, that might in the 747 allows us to simplify that rocket, and I’ll talk to you about the design. But that drives affordability, cost. It gives us more scheduled certainty. We’ve been to launch now three times, each time we’ve achieved launch on the very first day on the first window of the first day, that’s unheard of for a new rocket system, usually you’re waiting months or more for your first launch.

Additionally, reliability, we have one engine on each stage, and I will talk more about that. But that drives a higher reliability, because engines are the part of the rocket that most likely to fail. We’ve seen that over the last six months, where a number of our competitors had engine failures. Resilience, and I’ll talk to you a little bit about why that’s important and that’s really a national security issue. As well as commercial, we have the flexibility. Unlike ground launched rockets. I mean, we can launch on time, on schedule. We can launch and then launch again, because the airplane is ready for another rocket as soon as it lands. And I’ll talk to you a little bit about environmental on the next chart. So why don’t we go there?

Let’s see, how do I go to the next chart? Here we go. Oops, okay. On environmental, there’s another aspect. You know, ground launched rockets have almost always launched from wildlife preserves. And so the way you leave the Earth really matters in terms of your environmental impact. And the reason why ground launched rockets are launched wildlife preserves is because they have to launch away from populated areas. And so Cape Canaveral, a beautiful wildlife reserve and wetlands, Vandenberg Air Force Base, Kodiak Wallops, Krau, all wildlife reserves. As the rocket leaves, a huge amount of soot and smoke and an enormous field of acoustic energy hits that wildlife.

We approach it in a different way. We reuse an airplane and we reuse a runway. And leaving that runway with that airplane, we put out 90% less soot and smoke and 94% less acoustic energy, significantly less impact on the earth, as we leave and of course, environmental is important and growing to be more and more important.

Going to the next chart and getting into our market areas. We’re focused on commercial and civil space and space launch and of course, we’ve launched for NASA. We’ve launched for commercial companies at this point and we’re getting ready for our next launch. National security is a very important area. We’ve launched for the DoD. We have another launch coming up with DoD satellites on board. And there’s a standard launch, there’s helping with resilience of launch, I’ll unpack that. And there are special missions that we can do on hypersonic, R&D on missile defense and targets. And then there’s our space solutions business where we are partnering with some of our customers and other companies to put together end-to-end solutions that actually are helping bring to market new phenomenologies in Earth observation, the Internet of Things. We announced our most recent partnership this week with Hypersat. We have a partnership with BigBear on analytics. And that’s an area that we’re very excited about.

Getting into our technology very briefly. Our aircraft is a modified 747. There are four people on board as we do the launch. That’s very lean for a launch. Two pilots and two launch engineers. It’s range independent. We get our green light to launch from a airport tower, not from a launch range, so a very lean, very flexible way to get to space.

The rocket itself, going to the next chart, launch platform is very simple. We basically adapted aircraft manufacturing techniques for a completely composite rocket. We were very vertically integrated, all that is built in our factory. And as I mentioned before, there’s two stages and there’s one engine on each stage, the simplest rocket you can make. And if we go to the next chart, you know, on the left, you can see the cost breakdown of a standard, you know, generically on rockets.

Propulsion is the most expensive part of a rocket and so the more engines you have, the more expensive your rocket is. We took the step to really minimize the amount of engines that we have, we have two. Most of our competition chose to develop one engine and try to fit it on both stages. And what you do in that case is you cluster them on the first stage. We chose not to do that, so that we could drive to simplicity. And it’s an enduring advantage that we have with a system. You know, one engine, it’s also the place where our competition has had the most issues and failures. And so you can see on the right, a number of our competitors, they have all had engine problems in the last six months. It’s an area, a well-learned program in the industry.

Getting into market reach on the chart for civil spaceport overview, on the right hand side, what I mentioned up front is there’s a globalization happening in space. There are satellite companies popping up all over the world and applications. There are also space agencies that are coming alive all over the world. And on the right hand side, on the red curve, you can see the number of space agencies in the world and there are almost 80 now and growing. The yellow curve are the number of countries that have space launch. And you can see there’s an enormous gap there and that is the market opportunity for a system that can travel to any country and turn an airport overnight into a spaceport and that’s what we’re doing.

So we have a contract in the UK to do that in Cornwall, we’re working closely with the UK Space Agency, with the RAF. You can see we were invited to the G7 summit. There’s Prime Minister Boris Johnson, standing in front of our rocket wearing a Virgin Orbit jacket. We also met with the Prime Minister of Australia at the same meeting. We have an agreement that we recently announced in Japan with ANA airlines and a leader, a region in southern Japan, where we’ll be flying in the next couple of years. And we have an agreement in Brazil.

We’re talking to over a half a dozen other countries who are really wanting to have their own capability in space launch, both from a commercial point of view, a civil space point of view, and a military, national security point of view, so very exciting opportunity for the team; an opportunity that is unique to us because of our ability to transform an airport into a spaceport. Simplifies the regulatory, simplifies everything there is. They don’t have to build Cape Canaveral on their shores to have space launch.

Another key area and on the last chart is our relationship and our work with the National Security Community. So anybody who’s been following space knows that recently, the Russians tested an anti-satellite weapon. Several years ago, the Chinese did the same thing. Space is recognized as a contested environment. And that’s one of the reasons why the Space Force was set up in the United States and space commands are being set up by pretty much all of our allies.

Launch is a big problem for them, because it grew up as a centralized, static and predictable asset, not what you want in a military operation. So, you know, if there’s a hurricane, for instance, outside of Cape Canaveral, everyone in the world knows that the United States is not launching that week, not what our SpaceForce really wants or needs. You can see the then Secretary of the Air Force, Heather Wilson on the top right, when she was testifying to the Senate on what are you going to do about this problem? She brought up Virgin Orbit and talked about our 747, the flexibility of the system, and perhaps most importantly, keeping the adversary guessing, a deterrent for -- against our adversaries, causing mischief, causing aggression in space.

You can see what’s happening on the budget in national security space, it was 7 billion in 2017, growing to 17 billion in 2022. So a huge growth, a lot of work there, we have several contracts in place with the Space Force, with the National Security Space community. We are working on a concept of using our 747 to provide a global capability for our space force, very similar to the kinds of squadrons that we use for mobility for fighter aircraft and so forth. So, unique reach into the national security community, which is a very important part of space.

So let me stop there. That’s an overview of the unique technology the market reach, and why don’t we get back into the questions and the discussion?

John Roy, WTR

Absolutely. That sounds like a great idea. So, Dan, speaking of great ideas, this does seem like a great idea. Haven’t others tried this before? I mean, what are your barriers to entry?

Dan Hart, Virgin Orbit

You know, this has been on the drawing board for decades. So if you look at early ‘90s, DARPA and the Air Force had a rocket on a 747, in fact, planned the estimate at that time in early ‘90s, dollars was 4 billion to 7 billion to develop the system, it was considered a very difficult technology to perfect. I will say that it was. It required the boldness of a Richard Branson to drive through a very talented team that we were able to put together. And we were able to make the system work. So, the technology is a strong barrier to entry. There have been attempts at this as early as 10 years ago in the DoD portfolio, ALASA was the last program that DARPA was attempting. So the answer is, yes, it is a great idea. It has been on the drawing board, but it was recognized as difficult and only one company has been able to make it happen.

John Roy, WTR

So just focus on that for a second longer. What would you describe as your “technology, secret sauce”? What is like maybe some of the toughest technical challenges that you had to overcome?

Dan Hart, Virgin Orbit

Well, I mean, all of the database on launching rockets have been fueled and have the propellant being managed in the vertical position. And, you know, liquid oxygen is tricky to work with. And so how you manage that, how you manage that -- the loading of it, how you fly it appropriately, and then the release of liquid rocket and the flight of the rocket, I mean, it transitions into a glider as it leaves the airplane and you have to maintain control of that. The engines then have to autonomously ignite and it has to fly at a high angle of attack. So all of those are technologies that are difficult to understand, I mean, the Air Force spends lots of money just on standard weapons and how they separate aircraft. We had to go through all of that and recertify 747.

John Roy, WTR

That’s quite a bit. So if you’re looking at your competitors, who are they and how do you expect to beat them? I mean, you seem like you have some advantages here but maybe if you could just kind of give us a competitive lay of the land?

Dan Hart, Virgin Orbit

Well, I guess our closest competitor these days is Rocket Lab. Astra is coming along have not yet deployed any spacecraft. Both of those, as I mentioned upfront, are essentially taking a playbook out of Delta and Atlas of the early 1960s. I mean, there’s not a lot that’s different from rockets that have launched 60 years ago. They all have numerous engines. So for instance, Rocket Lab has 11 engines. We have two engines. So the economics are just so much better. The reliability is better for our system. Those are enduring advantages. And then the flexibility and the unique market reach that I mentioned. I mean, the ability to turn any runway across the world into a Spaceport is something that we have and they don’t have.

John Roy, WTR

Right. Now, they kind of maybe fall on that a little bit. I heard you talk about new markets that only you can service. Maybe you can talk a little bit about the advantages over the competition and what are some of these “new markets” and only Virgin Orbit can service?

Dan Hart, Virgin Orbit

Well, I mean, so the two main areas are international. And so you know, those 80 space agencies. Space launch is a critical link to being a spacefaring nation and so they all have an airport that can be better utilized. And so we are getting a huge amount of discussion and attention and we have contracts in place. We plan on flying from Cornwall, for instance in the middle of next year, a huge amount of emphasis there.

And then national security, I mean, we can launch a rocket from anywhere in the world, anywhere in the world. Anywhere in the world, a satellite can appear in orbit. And that is a huge advantage for national security force that is worried about satellites being disabled by adversaries and needing to replenish those, hotspot appearing on the globe and needing to get a satellite asset up to have eyes [ph] and understand what’s going on. And so we can do that in a very flexible way, in a new way that’s very exciting to the national security community. I mean, I was having breakfast with the commander for our combatant and command in space. And I asked him what he needs, he said, I need to be able to launch from anywhere in the world and that’s what we can do for him.

John Roy, WTR

So I know you can talk about necessarily all your customers, obviously. But maybe if you give this idea to some of the ones you can talk about and how big is this opportunity? I mean, we hear some numbers, but maybe if you can frame it a little closer for what you guys are looking at now and the next couple years.

Dan Hart, Virgin Orbit

Sure. So, we have a backlog of that’s north of 300 million. And 300 million is the number in our investor deck and we’ve made a couple of announcements since then. You know, so that’s where we currently sit. We have customers, honestly, in every part of the sector. So we we’ve launched for NASA, we have a number of launches for the national security community coming up. We have about a half a dozen launches for them on our books. We have commercial launches. We put up the first satellite for the Netherlands Royal Air Force this past year and so it’s a very, very much a growing portfolio.

We made a number of announcements. We announced the deal with sat around. Last week, a small satellite provider Hypersat, we had announced Arqit earlier, they’re a commercial company providing a quantum encryption. And so it really is every single one of these new applications in space needs arrived right to orbit. And they need to get to the right orbit and that’s where small rockets putting up small satellites are really in a key place right now.

John Roy, WTR

So you mentioned launches, that brings up a lot of the questions that I’ve gotten before, which is what are the milestones that investors should look for to see your progress? Is it essentially just launches at this point? And what is the next one that we can take a look at?

Dan Hart, Virgin Orbit

So it’s launches and its market, and so on launches, number one, the biggest, biggest milestone is putting satellites into orbit. And that is what we achieved in January of this year. So on January 17, this year, we put a dozen satellites gently into orbit for NASA and that proved our technology. There’s a huge chasm between being an aspirational launch company and being an operational launch company. That’s number one.

And then is proving that you can do it repeatedly. And that’s what we did in June, where we had another mission, and we put up satellites for DoD, for the Netherlands, and for a commercial company. Our next launch will be early in 2022, first couple of weeks of January. And that’s where we’ll have another commercial and DoD flight combination.

The other really important set of milestones are the market response and so that’s where you saw in the last few weeks -- frankly, you’ve seen in the last six months, announcements coming out about deals, arrangements, multiple-launch contracts and so that’s where a number of the companies that I just mentioned have announced their launching on Virgin Orbit and so that’s the proof in the pudding.

And then the other thing I’ll mention is we are partnering with our customers on their satellite solutions work. And those are the other milestones. So that’s where Hypersat and Arqit and some of the other big bear in the analytics company and those other arrangements. We have Boeing as an investor, and we’re working with them as well as some of the old primes. So those announcements are key as well.

John Roy, WTR

Now, one of the things I’ve heard you mentioned before is this idea of anytime, anywhere in any orbit. Maybe you could give us a little more color on what exactly does that mean? And does that open up new opportunities that only you can serve?

Dan Hart, Virgin Orbit

Sure, well, first of all whenever you plant a ground launched launch pad down, you’re limited, because there are landmasses around you. And there are places you can’t launch, for instance on the west coast in California, there’s a launch bass, you can’t fly east, over the United States. Well, we have an airplane and so we can place it wherever the rocket wants to start its voyage from. And so for instance, our next launch out of Mojave spaceport, Southern California where now, because of us, there have been two launches from Southern California, never one before.

This next launch, we’re going to achieve an orbit from California, that’s never been achieved from California because we can fly the airplane out in the Pacific and launch. So that’s one and then we can operate at the pace of an aircraft, where we don’t have to clean up and refurbish a launch pad. And after a launch, we’re ready as soon as the aircraft lands to clip on another rocket and go.

John Roy, WTR

Interesting. So why go public now? And why use this fact? I guess it’s something obviously a lot of investors are thinking about?

Dan Hart, Virgin Orbit

Well we wanted to make sure before we made a significant move into the market that we proven our technology. And you know, that was early this year. Once we did that, we were pretty much inundated with incoming options. We chose us back because it’s an efficient way to really access the broader capital that’s needed to ramp the company. And so we have a lot of ramp up in launch rate planned over the next two, three, four years. There’s some expansion there. And you know, that’s really the answer as to why we chose this particular instrument.

John Roy, WTR

Interesting. So talking about the future a little bit, what’s on the table for new capabilities that you can talk about? You’re going to go for bigger payloads.

Dan Hart, Virgin Orbit

Well, we will be growing the rocket over the next couple of years. We will be keeping with air launch and the capabilities. We’ll be extending -- range of the aircraft will be working -- we are currently under contract to add a third stage to the rocket so that we can do interplanetary missions, higher orbits. We will be -- we’re currently doing studies, funded studies for the Missile Defense Agency, and other organizations of how they can leverage the system in their unique means and national security. We will be standing up a bunch of spaceports, it looks like, and really, fully supporting those. And we’ll be moving more and more into satellite solutions as well.

John Roy, WTR

Great. So I can see we’re pretty much near the end of our time, maybe if you can give us, what do you think is the most important message that you would like to see taken to the market and investing community about Virgin Orbit?

Dan Hart, Virgin Orbit

Well, I think it’s that we’re bringing a unique, disruptive technology to a growing market. I mean, that is the capstone here. We are not replicating something that’s been done before. And it’s a time where we’re bringing disruption at a critical point of transformation in the marketplace.

John Roy, WTR

Great, Dan. This has been super interesting to say the least. So thank you so much for your time today. Investors, you can see this and all the reports on Virgin Orbit, on our website at Water Tower. And like all our reports, they’re free to all just log in and grab them and take a look at. Dan, thank you so much and we’ll talk to you again soon.

Dan Hart, Virgin Orbit

Great to be with you.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This press release relates to a proposed transaction between Vieco USA, Inc. (“Vieco USA”) and NextGen Acquisition Corp. II (“NextGen”). This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen has filed a registration statement on Form S-4 with the SEC on September 16, 2021, as amended on October 29, 2021, November 23, 2021 and December 3, 2021, which was declared effective by the SEC on December 7, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). A definitive proxy statement/prospectus was mailed to all NextGen shareholders of record as of November 19, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction on December 28, 2021. NextGen also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-ii.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Vieco USA and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Vieco USA’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Vieco USA and potential difficulties in Vieco USA employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Vieco USA or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Vieco USA operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Vieco USA’s business, Vieco USA’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Vieco USA to implement its strategic initiatives and continue to innovate its existing products, (xiv) the ability of Vieco USA to defend its intellectual property, (xv) the ability of Vieco USA to satisfy regulatory requirements, (xvi) the impact of the COVID-19 pandemic on Vieco USA’s and the combined company’s business and (xvii) the risk of downturns in the commercial launch services, satellite and spacecraft industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-253848), the definitive proxy statement/prospectus filed by NextGen with the SEC on December 7, 2021 and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vieco USA and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Vieco USA nor NextGen gives any assurance that either Vieco USA or NextGen, or the combined company, will achieve its expectations.